Exhibit 99.1

 Integrated Developer Owner and Operator of Renewable Energy Projects  Investors Presentation – June 2020

 General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2019, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company are based on current expectations that are subject to risks and uncertainties. The projections included in the presentation are based on the current government tariff and/or commercial agreements relating to each project and on the current licenses and permits of each project. The expected profit in connection with the sale of the Company's Italian PV portfolio is an unaudited and unreviewed estimate and the actual results may be different from this estimation. In addition, the details concerning projects that are under development or early stage development that are included in the presentation are based on the current internal assessments of the company’s management and there is no certainty or assurance as to the ability of the company to advance or complete these projects as the advancement of such projects requires, among other things, approvals, permits and financing. The use of certain words, including the words “estimate,” “project,” “intend,” “expect”, ”plan”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes in the regulation and climate, delays in the construction and commencement of operations of the Talasol project, limited scope of projects identified for future development, delays in the development and construction of other projects under development and the impact of the COVID-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.   Disclaimers

   Investor Highlights  Financial and technological expertise  Active in various markets and locations                          From development to operation  Trusted by financial institutes and banks                                                                                Renewable energy as a long term, adaptable business  Ongoing growth with conservative leverage ratios            Public company traded in TASE & NYSE American for ~ NIS 900M

   Our Vision    To be ahead of the curve in green energy generation and storage technologies.   To be a profitable and sustainable business based on enhanced financing strategies and advanced technological expertise.  To provide comprehensive solutions, from development to operation, enabling a stable supply of renewable energy from varied sources.   To protect the environment and benefit society by providing clean and cheap energy from renewable sources.

   Growing our renewable energy and power generation activities – from development to operation – in Europe and Israel.  Continuous growth    Creating continuous cash flow from various assets in diverse renewable energy and energy storage applications.  Constant cash flow    Maintainingrelatively lowleverage ratios andmonetary strength.  Monetary Policy  Energy Revolution as a Long-Term, Profitable BusinessOur Objectives

Business Development Roadmap

2016

Acquired 51% of Biogas Projects in Netherlands

2017

Manara Cliff - Conditional license for pumped storage

Acquired Talmei Yosef PV Plant

Commercial operation of first Biogas Project in the Netherlands

2018

Talasol, Spain - Signed a PPA for 80% of the expected output

Talasol Financing agreements with Deutsche Bank and EIB

2019

Acquired remaining 49% of NL Biogas Projects

Sold 49% of Talasol

Financial closing and start construction in Talasol

Sold 22.6 MW Italian PV portfolio with profit of ~ 19Mil €

Executed 2 Framework Agreements for the development of 515 MW PV Projects in Italy ellomay
CAPITAL LIMITED

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Financial Forecast (in million of Euro)



80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
Expected addition of 100 MW PV (1)
Expected addition of 150 MW PV (1)
Expected addition of 250 MW PV (1)
2020 (E)
2021 (E)
2022 (E)
2023 (E)
Revenues
Net Profit
Adjusted EBITDA

	2020 (E)	2021 (E)	2022 (E)	2023 (E)
Revenues	18.9	45-48	55-58	72-75
Net Profit	(0.2)	7-8	11-12	17-18
Adjusted EBITDA	6.5	28-32	37-41	50-54
Adjusted FFO	2.7	17-19	24-26	34-36

See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures

(1) The forecast assumes the expected commencement of operations mid year.

- The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
- Including the Company's share in Dorad. The Company's share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method.
- The forecast assumes the commencement of operations of the Talasol PV plant during Q4 / 2020. The expected revenues, Adjusted EBITDA and Adjusted FFO include minority holdings.
- Adjusted FFO is presented after projects and corporate financing and tax expenses.

ellomay
CAPITAL LIMITED

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 Development Projects – Growth                  Early Stage Development455 MW  Under Advanced Development356 MW   Under Construction300 MW  Connected to the grid 106 MW  Spain - Talasol 300 MW PV   Spain - 28 MW PV  Italy - aggregated 455 MW PV   Italy - 172 MW PV  PV - Spain & Israel; Biogas - Netherlands; Dorad Power Station  Israel - 156 MW Manara Cliff, Pumped Storage

           DiverseGreen Energy Infrastructure                                        Development, Construction, Operation  Solar Energy | PV  Waste to Energy | Bio Gas  Clean Energy | Natural Gas  Energy Storage | Pumped Storage    9

 Projects Summary (EUR Millions)  Projects  % Ownership    License    MW  Expected Distribution in 2020  Expected Annual Revenues in 2020  Expected Annual Adjusted EBITDA in 2020  Expected Adjusted Annual FFO in 2020  Expected Debt as of December 31, 2020  Expected interest on bank loans payment in 2020  Expected Cash flow 2020  Connected to the grid and operating                          Italy – 12 PV  100%  2031    22.6 MW       9.4  7.9  6.3  31.2  0.64  3.04  Spain – 4 PV  100%  2041    7.9 MW       2.8  2.2  1.5  15  0.5  0.7  Israel – Talmei Yosef (1)   100%  2033    9 MW       4.2  3.7  2.8  18  0.9  1.0  The Netherlands  100%  2031    9 MW base load equal to 850 m3/h gas production       6.5  2.2  2.0  8  0.3  1.4  Israel – Dorad (based on 2019 reports) (2)  ~9.4%  2034    860 MW (of which the company’s share is ~ 80 MW)    3.0  60  12  -  -  -  3.0  Total Installed        105.9 MW                    (1) The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12 (2) The figures represent the Company’s share  SOLD  See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures

 Projects Summary (EUR Millions)  Projects  % Ownership  License  MW  Expected Annual Income following commercial operation    Expected Annual EBITDA following commercial operation  Expected Annual FFO following commercial operation  Debt   Expected Annual interest payment on bank loans  Expected Annual Cash Flow following commercial operation  Under construction                    Spain – Talasol*  51%  Expected production start: Q4 / 2020  300 MW  23-25  17-18  11-12  Long term loans obtained in an aggregate amount of approximately EUR 131 million  4  4-5  Under development                    Spain – PV  100%  Expected production start: 2021  28 MW                    Italy – PV  100%   Expected production start: 2021  172 MW                    Israel – Manara Cliff  75%  Expected production start: 2026  156 MW                    Italy – Early stage development   100%     455 MW              Total under development      811 MW              * For 100% holding (the Company’s share is 51%).

   Waste-to-Energy(Biogas) Projects     2020 (E)  2021 (E)  2022 (E)  Revenues  6,573,516  6,888,705  6,888,705  Cost of Sale  -3,018,598  -3,069,772  -3,069,772  Gross Margin  3,554,918  3,818,933  3,818,933  Opex  -1,267,816  -1,267,816  -1,267,816  Ebitda  2,287,102  2,551,117  2,551,117  Interest on bank loans  -285,000  -285,000  -285,000  Adjusted FFO  2,002,102  2,266,117  2,266,117  See Appendix C for reconciliation and disclosure regarding the use of non-IFRS financial measures

Spain – Talasol *

Acquired:
2017

Plant type:
1 PV plant

Location:
Talaván, Cáceres, Spain

Expected Capacity:
300 MW

Starting power production:
Expected Q4/2020

Expected Cost:
EUR 227M

Expected Annual Revenue:
EUR 23-25M

Business strategy and timeline:

June 2018: METKA – procurement and engineering agreement	June 2018: PPA agreement, 80% for 10 years	July 2018: Interest hedging GOLDMAN SACHS	December 2018: Financing from DEUTSCHE BANK and EIB–EUR 131 Million	April 2019: Sold 49% of Talasol Equity for EUR 16.1 M and start of construction	June 2020: Project construction reached ~ 85% completion



* for 100% holding (the Company's share is 51%)

ellomay
CAPITAL LIMITED

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     Talasol 300 MW PV Plant                                        Connection lines within the project    14    Evacuation line construction  construction reached ~ 85% completion

 Framework Agreements for the Development of 655 MW PV Projects in Italy  Expected Capacity:655 MW  Expected power production:72 MW – 2021150 MW – 2022250 MW – 2023183 MW – 2024  Location:Italy  ExpectedCost:295 MIL EUR    Signed:2019  Plant type:Multi PV plants

Israel - Manara Cliff

Acquired:
Ellomay Capital Ltd. –75%
Sheva Mizrakot Ltd. –25%

Plant type:
1 pumped storage plant

Location:
Manara Cliff - Israel

Expected Capacity:
156 MW

Expected Cost:
EUR 350M



* In October 2019 the Manara Project received land assessment from ILA requiring payment of a consent fee of approximately NIS 160 million. The Company is considering its next steps in connection with such assessment.

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CAPITAL LIMITED

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   Key Balance Sheet Figures     December 31, 2017  % Of BS  December 31, 2018  % Of BS  December 31, 2019  % Of BS  March 31, 2020  % Of BS  Cash and cash equivalent, marketable securities  26,124  13%  39,014  18%  53,197  17%  66,429  18%  Financial Debt*  106,515  54%  117,435  56%  164,904  53%  179,179  48%  Financial Debt, net*  80,391  41%  78,421  37%  111,707  36%  112,750  30%  Property, plant and equipment net (mainly in connection with PV Operations)  78,837  40%  87,220  41%  114,389  37%  175,424  47%  Investment in Dorad   30,820  16%  28,161  13%  33,561  11%  32,518  9%  CAP*  184,015  93%  194,392  92%  272,470  88%  312,098  83%  Total equity  77,500  39%  76,957  36%  107,566  35%  132,919  35%  Total assets  198,088  100%  211,160  100%  310,172  100%  376,142  100%   See Appendix B for calculations  (€ thousands)

   Key Financial Ratios             Financial Debt to CAP *  58%  60%  61%  57%  Financial Debt, net to CAP *  44%  40%  41%  36%  See Appendix B for calculations  Strong Balance Sheet, Sufficient Liquidity  December 31 , 2017  December 31 , 2018  March 31, 2020  December 31, 2019

       Summary   Renewable energy industry enjoys favorable business prognosis and supportive regulation  Competitive pricing,no need for governmental subsidizing  High segmental and geographic diversity. Revenue not dependent on a specific project  Long termagreements reducedemand market risk  Value based financing policy with relatively low leverage, high capital and investment ratios  Continuous growth. Sustainable, proven business experience                                                                                            19

   Renewable energy is an ongoing, worldwide sustainable economy trend, with an ever growing production and consumption of green energy.  Renewable Energy Market and Business Environment  http://www.brinknews.com/eu-2020-renewable-energy-goals-on-track/ http://appsso.eurostat.ec.europa.eu/nui/show.do?dataset=nrg_ind_ren&lang=enhttps://www.irena.org/-/media/Files/IRENA/Agency/Publication/2018/Jul/IRENA_Renewable_energy_highlights_July_2018.pdf?la=en&hash=F0E22210DEB43512673D6A573C1879F10CFC41D0https://trilemma.worldenergy.org/   [1]      20  01  Renewable energy EU goal for 2020: 20% of energy mix[1]  03  EU produces 20.23% of the world’s renewable energy[3]  02  Currently 17% in 28 member states[2]  04  The EU holds nine of the top 10 spots in the terms of energy security in the global rankings[4]

   Israel - Renewable Energy Production Goals   https://www.gov.il/he/Departments/General/renewable_energyhttps://www.evm.co.il/israel/אנרגיות-מתחדשות-הפוטנציאל-הלא-ממומש-ש/ https://www.gov.il/he/Departments/news/re_171119    2.26%Actually produced  Expected to be increased to 25-30% by 2030

 The Photo-Voltaic effect enables conversion of light into electricity using semiconductors.IEA:PV expected todoubleuntil 2023   The Photo-Voltaic Market Overview  https://www.iea.org/renewables2018/    ©OECD/IEA  Bioenergy    Solar Thermal    Hydropower    Geothermal    Wind    Marine    Solar PV    Renewable energy consumption by technology, 2017-2023

 Waste-to-Energy Market Overview   Biogas is a renewable energy source, produced by fermentation of organic matter.  Expected CAGR 2018-2024 is 6%*      Number of biogas plants per 1 Mio capita in European countries in 2017  * https://www.statista.com/statistics/480452/market-value-of-waste-to-energy-globally-projection/  http://european-biogas.eu/2019/02/01/eba-annual-report-2019/                                                                                  136.1  53  5.8  25.9  19.9  11.1  4.2  8.0  8.2  12

   The Pumped Hydro Storage method stores energy in the form of gravitational potential energy of water, pumped from a lower elevation reservoir to a higher elevation.365/24/7Energy storage enables power delivery all day and all year round.  Pumped Hydro Storage Market Overview  https://www.gminsights.com/industry-analysis/pumped-hydro-storage-market          24    2017:worth over USD 300 Billion  2024:Cumulative installation is set to exceed 200 GW

THANK YOU

For further Info:
Ran Fridrich, CEO: ranf@ellomay.com
Kalia Weintraub, CFO: kaliaw@ellomay.com

www.ellomay.com

ellomay
CAPITAL LIMITED

Appendix A – Adjusted EBITDA and Adjusted FFO

Use of NON-IFRS Financial Measures

Adjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the terms "Adjusted EBITDA" and "Adjusted FFO" to highlight the fact that the Company presents the revenues from the Talmei Yosef PV plant under the fixed asset mode and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and deducts the profit from the sale of its Italian PV portfolio in the calculation of Adjusted EBITDA. The Company presents these measures in order to enhance the understanding of the Company's operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. Our actual Adjusted EBITDA and Adjusted FFO may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company's operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.

Reconciliation of Net Income (loss) to Adjusted EBITDA & Adjusted FFO (in € millions)

	2020 (E)	2021 (E)	2022 (E)	2023 (E)
Net income (loss) for the period, adjusted as set forth in the notes below	(0.2)	7-8	11-12	17-18
Interest on bank loans and others	3.7	10-11	12-13	13-14
Taxes on income	0.1	1-2	1-2	3-4
Depreciation	2.9	10-11	13-14	17-18
Adjusted EBITDA	6.5	28-32	37-41	50-54
Interest on bank loans and others	(3.7)	(10-11)	(12-13)	(13-14)
Taxes on income	(0.1)	(1-2)	(1-2)	(3-4)
Adjusted FFO	2.7	17-19	24-26	34-36

- The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
- The company's share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method
- The forecast assumes the commencement of operations of the Talasol PV plant during Q4/ 2020. The expected revenues, Adjusted EBITDA and FFO include minority holdings.
- Adjusted FFO is presented after projects and corporate financing and tax expenses.

ellomay
CAPITAL LIMITED

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Appendix B – Leverage Ratios

Use of NON-IFRS Financial Measures

The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company's leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.

Calculation of Leverage Ratios (in € thousands)

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of March 31, 2020
Current liabilities				
Loans and borrowings	€ (3,103)	€ (5,864)	€ (4,138)	€ (3,980)
Debentures	€ (4,644)	€ (8,758)	€ (26,773)	€ (4,592)
Non-current liabilities				
Finance lease obligations	€ (3,690)	€ -	€ -	€ -
Long-term loans	€ (42,091)	€ (60,228)	€ (89,182)	€ (126,021)
Debentures	€ (52,987)	€ (42,585)	€ (44,811)	€ (44,586)
Financial Debt (A)	**€ (106,515)**	**€ (117,435)**	**€ (164,904)**	**€ (179,179)**
Less:				
Cash and cash equivalents	€ 23,962	€ 36,882	€ 44,509	€ 57,765
Marketable Securities	€ 2,162	€ 2,132	€ 2,242	€ 2,254
Short term deposits	-	-	€ 6,446	€ 6,410
Financial Debt, net (B)	**€ (80,391)**	**€ (78,421)**	**€ (111,707)**	**€ (112,750)**
Total equity (C)	€ (77,500)	€ (76,957)	€ (107,566)	€ (132,919)
Financial Debt (A)	€ (106,515)	€ (117,435)	€ (164,904)	€ (179,179)
CAP (D)	**€ (184,015)**	**€ (194,392)**	**€ (272,470)**	**€ (312,098)**
Financial Debt to CAP (A/D)	58%	60%	61%	57%
Financial Debt, net to CAP (B/D)	44%	40%	41%	36%

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Appendix C – Biogas EBITDA and Adjusted FFO  EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the term “Adjusted FFO” to highlight the fact that the financing expenses presented in the calculation of Adjusted FFO exclude interest on inter-company loans. The Company presents these measures in order to enhance the understanding of the Company’s bio gas operations and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.  Use of NON-IFRS Financial Measures  Reconciliation of Biogas Net Income to EBITDA & Adjusted FFO (in € millions)     2020 (E)   2021 (E)   2022 (E)   Net Income for the period  212,102  476,117  476,117  Financing Expenses, net  735,000  735,000  735,000  Taxes on Income        Depreciation   1,340,000  1,340,000  1,340,000  Ebitda  2,287,102  2,551,117  2,551,117  Interest on bank loans  -285,000  -285,000  -285,000  Taxes on Income  -  -  -  Adjusted FFO  2,002,102  2,266,117  2,266,117